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                              March 12, 2021

       Jennifer Deason
       Chief Executive Officer and President
       Belong Acquisition Corp.
       c/o Ledgewood PC
       Two Commerce Square
       2001 Market Street, Suite 3400
       Philadelphia, PA 19103

                                                        Re: Belong Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-253857

       Dear Ms. Deason:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our amended and restated certificate of incorporation will designate the Court of Chancery, page
       57

   1. We note you disclose here that your exclusive forum provision will not apply to suits brought to enforce any
duty or liability created by the Exchange Act, the Securities Act, or any other claim for
which the federal courts have exclusive jurisdiction. If this provision does not apply to
actions arising under the Securities Act, please ensure that the exclusive forum provision in
Section 12.1 of your Amended and Restated Certificate of
                                                        Incorporation filed in
Exhibit 3.2 states this clearly. If this provision applies to actions
 Jennifer Deason
Belong Acquisition Corp.
March 12, 2021
Page 2
         arising under the Securities Act, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Exhibits

2. Please revise multiple exhibits to reconcile the various inconsistencies between the description of the securities being registered and related transactions in the registration statement and the description thereof in the exhibits thereto. For example:
             We note that your registration statement states that each unit consists of one share of
              Class A common stock and one-third of one warrant, whereas your Form of Unit filed as Exhibit 4.1, your Form of Warrant Agreement filed as Exhibit
4.4 and various
              other exhibits state that each unit consists of one share of Class A common stock and one-half of one warrant.
             We also note that your registration statement indicates that you are registering
              5,575,000 public warrants and that your Sponsor has committed to purchase an aggregate of 550,000 units in a private placement, whereas your Form of Warrant
              Agreement filed as Exhibit 4.4 states that you will issue and deliver up to 8,625,000 public warrants and your Form of Warrant Agreement and Unit Subscription
              Agreement filed as Exhibit 10.4 state that your sponsor committed to purchase an aggregate of 550,000 units or 595,000 units if the over-allotment option is exercised.
3. Please have counsel file a revised legal opinion that is dated and opines on the securities being registered in the registration statement. In that regard, we note the opinion references that each unit consists of one share of Class A common stock and one-half of one warrant whereas the registration statement states that each unit consists of one share of Class A common stock and one-third of one warrant.
4. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the
       Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New
       York or the United States District Court for the Southern District of New York, and
       irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
       District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. If the provision applies to actions arising under the Securities Act or
FirstName LastNameJennifer Deason
       Exchange Act, please also add related risk factor disclosure. If this provision does not
Comapany
       applyNameBelong     Acquisition
              to actions arising       Corp.
                                 under the Securities Act or Exchange Act,
please also ensure that
March the
       12, provision
           2021 Pagein2 the warrant agreement states this clearly.
FirstName LastName
 Jennifer Deason
FirstName  LastNameJennifer Deason
Belong Acquisition Corp.
Comapany
March      NameBelong Acquisition Corp.
       12, 2021
March3 12, 2021 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Mark Rosenstein